Exhibit 99.1

VISION MARINE TECHNOLOGIES INC. ANNOUNCES CEO CONTRACT RENEWAL

MONTRÉAL, Québec, September 26, 2025 (Access Newswire) – Vision Marine Technologies Inc. ("Vision Marine" or the "Company") (NASDAQ:VMAR) a company specializing in premium marine experiences and innovative propulsion solutions, today announced the renewal of the Executive Employment Agreement with Alexandre Mongeon as Chief Executive Officer of the Company, effective immediately.

Mr. Mongeon co-founded Vision Marine Technologies and has been the driving force behind its evolution into North America's first vertically integrated electric propulsion and multi-brand retail marine platform. Under his leadership, Vision Marine:

•	Transitioned from boutique electric boat production to industrialized, high-voltage propulsion systems.

•	Set the world electric boat speed record at 116 mph.

•	Listed on Nasdaq under ticker VMAR.

•	Expanded operations through durable electric rental businesses and strategically aligned government partnerships.

•	Completed the acquisition of Nautical Ventures, awarded #1 Dealer in the Boating Industry Top 100 Awards in 2024, giving Vision Marine a nine-location retail and service footprint across Florida, the U.S. boating capital.

Alexandre Mongeon, CEO and Co-Founder of Vision Marine, stated: "Since our ground-up inception in 2013, Vision Marine has built a diversified platform: durable electric boat rental operations, strategically aligned government programs, and pioneering boat design. Today, we are entering a critical inflection point: accelerating a scalable, equity-focused growth engine by integrating our proprietary propulsion technology with Nautical Ventures' expansive retail footprint. The renewal of my mandate underscores the Board's unwavering confidence in our ability to translate this blueprint into measurable shareholder value—through disciplined capital allocation, accelerated cash flow generation, and clear milestones in market expansion, technology licensing, and fleet deployments. We are laser-focused on delivering superior risk-adjusted returns, broadening our investor base, and establishing Vision Marine as the leading, sustainable propulsion platform in global maritime markets."

Executive Employment Agreement

In connection with the renewal of his appointment, the Company has entered into an Executive Employment Agreement with Mr. Mongeon that includes a bonus for the completion of the Nautical Ventures acquisition as well as Mr. Mongeon relocating to Florida to personally oversee the Company’s expanded operations. Such bonus is to be paid by the issuance of 285,000 common shares of the Company. Additionally, as a long term incentive to drive shareholder value, the employment agreement provides that he is eligible to receive cash bonuses of up to US$750,000 and up to 500,000 of the Company’s common shares, subject to the Company’s achievement of certain defined Target Market Cap amounts. The first of these Target Market Cap milestones is achieved at $US15 million or more, the second milestone is achieved at US$25 million or more, and the third milestone is achieved at US$35 million or more. Mr. Mongeon, being an insider of the Company, the issuance of the common shares constitutes a "related party transaction" for the Company within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval under MI 61-101 as the fair market value of the common shares to be issued to Mr. Mongeon does not exceed more than 25% of the market capitalization of the Company, as set forth in Sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Executive Employment Agreement, the Restricted Share Unit Agreement and the issuance of common shares to Mr. Mongeon have been approved by the compensation committee of the Company, on which sits two independent directors of the Company. Furthermore, the issuance of the common shares to Mr. Mongeon remains subject to the disinterested shareholder approval.

The issuance of the bonus common shares issued to Mr. Mongeon upon the entry into his employment agreement are deemed restricted shares under U.S. Securities Laws and will be subject to the applicable holding period both in the United States and in Canada.

Restricted Share Unit Plan

The Board of Directors have also adopted a Restricted Share Unit Plan (the “RSU Plan”) to be available to all full-time employees and officers of the Company and its affiliates as well as to Directors of the Board of the Company and to Consultants of the Company and its affiliates. As currently drafted, unless the Company has received disinterested shareholder approval to do so, the RSU Plan provides certain limitations namely, (i) the maximum aggregate number of Common Shares that may be issued under the RSU Plan (or any other security-based compensation plans, including the Corporation’s stock option plan) shall be limited to the lesser of (a) 10% of the Corporation’s issued and outstanding Common Shares and (b) such number of Common Shares as, when combined with all other share compensation arrangements (including any RSUs) would not exceed 10% of the outstanding Common Shares and (ii) at no point in any twelve (12) month period, may the Corporation be permitted to deliver Common Shares to any one Participant exceeding 70% of the aggregate number of Common Shares available for issuance under the Plan.

In connection with the renewal of his appointment, the Company has entered into a Restricted Share Unit Agreement with Mr. Mongeon granting him a total of 500,000 Restricted Share Units which will vest if and when the various Target Market Cap Milestones (as set forth above) are met.

The Board of Directors believes this compensation structure aligns the long-term interests of management and shareholders and appropriately incentivizes milestones that are expected to materially enhance shareholder value. The Company will seek disinterested shareholder approval for relief of the restrictions set forth in the RSU Plan in order to exceed the thresholds set forth above.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. is a disruptive marine company offering premium boating experiences across both electric and internal combustion engine (ICE) segments. The Company designs, manufactures, and sells its flagship E-Motion™ 180E high-voltage electric outboard system—an industrialized, high-performance solution validated through multiple OEM integrations—while also providing consumers direct access to a wide portfolio of boats through its Nautical Ventures division. With established sales, service, and marina operations across Florida, Vision Marine delivers market-ready solutions to meet the evolving needs of recreational boaters and commercial operators.

For further information please contact:

Investor Relations

Bruce Nurse

Tel: (303) 919-2913

Email: bn@v-mti.com

Website: investors.visionmarinetechnologies.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially. Vision Marine disclaims any obligation to update forward-looking statements, except as required by law.